FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 23, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1       Press Release dated June 23, 2003

Exhibit 2       Material Change Report

NDT VENTURES LTD.

PRESS RELEASE

June 23, 2003

#03-16

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

Field Work Commences on Nevada Projects

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTF) has received TSX Venture Exchange approval for the acquisition of the Pasco Canyon property located in Nye County, Nevada. To fulfill its initial obligations under the agreement, the Company has made a $5,000(US) payment and issued 75,000 common shares which have a hold period until October 24, 2003. The Pasco Canyon property is a large untested gold system situated in a geologically attractive area of central Nevada. Field work is to commence shortly on the property.

Elsewhere in Nevada, fieldwork is underway on the Company’s Black Hills and Jenny projects located in Mineral and Nye counties. Detailed work is designed to assess a significant intrusive related gold skarn and quartz vein system situated within carbonaceous sediments adjacent to a large intrusive complex. The priority target area on the property measures approximately one kilometer by ½ kilometer. Within this area gold values up to 5 g/t have been obtained from skarn mineralization in prospect pits. In the same intrusive related mineral system, to the west of the prospect pits, gold values up to 40 g/t have been obtained from a series of sub-horizontal quartz veins and steep quartz carbonate veining. The present program is designed to bring the project to the drilling stage. At the CC Project, located in Churchill County, the Company has returned the property to the vendor. Although the recent drill program confirmed the continuity of the target vein system, gold values obtained were below the Company’s expectations.

The company is currently evaluating several additional gold prospects for acquisition, as well as finalizing plans for an aggressive program on the Melville Diamond Project.

We will continue to keep shareholders informed as exploration proceeds.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

MATERIAL CHANGE REPORT

Section 118 of the Securities Act (Alberta) (Form 27)

Section 85 of the Securities Act (British Columbia) (Form 53-901F) and

Section 75(2) of the Securities Act (Ontario) (Form 27)

Item 1.     Reporting Issuer

NDT VENTURES LTD. (the “Issuer”)

860 - 625 Howe Street,

Vancouver, B.C. V6C 2T6

Tel: (604) 687-7545

Item 2:     Date of Material Change

June 12 and June 23, 2003

Item 3:     Press Release

Press releases dated June 12 and 23, 2003 were released in Vancouver, B.C.

Item 4.     Summary of Material Change

On June 12, 2003, the Issuer announced that subject to regulatory approval, it has entered into an option agreement to acquire up to a 70% interest in the Pasco Canyon gold project, situated in Nye County, Nevada. The TSX Venture Exchange approved the Issuer's submission for the Pasco Canyon Project acquisition and the Issuer announced the closing on June 23, 2003.

The Issuer has terminated its option agreement on the CC Project, situated in Churchill County, Nevada.

Item 5.     Full Description of Material Change

Pursuant to an option agreement dated June 10, 2003, the Issuer has acquired the right to earn up to a 70% interest in a large untested gold target situated in Nye County, Nevada, known as the Pasco Canyon Project, from AuEx, LLC, a Reno based exploration company. The Issuer can acquire an initial 51% interest in the Pasco Canyon Project in consideration of US$500,000, 750,000 common shares and US$500,000 in exploration and development expenses staged over five (5) years. To acquire an additional 19% (aggregate 70%) the Issuer must spend not less than US$2,000,000 (including the expenditures to earn 51%) and deliver a feasibility study to AuEx LLC.

The TSX Venture Exchange approved this transaction on June 20, 2003 and the Issuer has paid the first year’s option payment of US$5,000 and issued the initial 75,000 common shares to AuEx, LLC with a hold period expiring October 24, 2003.

Pasco Canyon, is a large upper level volcanic hosted epithermal gold system well positioned within a highly mineralized metallogenic province of Nevada. Silicified, veined and brecciated volcanics outcrop on the edge of a range front over an area measuring approximately 400 by 600 meters. Mineral textures include bladed calcite replaced by silica, strong hydrothermal brecciation and vein stockworks of chalcedonic quartz. Gold values up to 200 ppb have been obtained in outcrop in association with high arsenic and mercury. These geologic features and rock geochemistry are indicative of the upper levels of a vertically zoned gold bearing mineral system. Magnetic data shows a large distinct low adjacent to mineralized outcrops suggesting that the hydrothermal system extends easterly across the range front fault into the pediment area. This large target zone is localized where a regionally extensive east-west linear intersects the northerly trending range front fault system.

The property has previously received minimal surface evaluations and has never been drilled. The priority exploration area will be along the range front fault system that is considered the main control to mineralization. Geologically, Pasco Canyon has similarities to Round Mountain gold mine (+13 million ounces of production/reserves) situated 20 kilometres to the southeast of the property. The Project has the potential for both high-grade veins and volcanic hosted disseminated mineralization. The Issuer will shortly commence a surface exploration program to better define specific targets for drill testing. Pursuant to its option agreement, the Issuer must meet a US$15,000 work commitment including 1,000 feet of RVC drilling on or before June 20, 2004.

Effective June 23, 2003, the Issuer has terminated its option on the CC Claims property, situated in Churchill County, Nevada. Although the recently completed drill program confirmed the continuity of the target system, gold values obtained were below the Issuer’s expectations.

Item 6.        Reliance on Section 85(2) of the Securities Act (B.C.), Section 118 (2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

This report is not being filed on a confidential basis.

Item 7.     Omitted Information

No material information has been omitted.

Item 8.     Senior Officers

To facilitate any necessary follow-up by the Commission, contact Fred G. Hewett, President at (604) 687-7545 who is knowledgeable about the material change and the report.

Item 9.     Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 23rd day of June, 2003

NDT VENTURES LTD.

Per:

        “signed”

Fred G. Hewett, President

Cc: TSX Venture Exchange Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: June 23, 2003